UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 11, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing its revised Series 3 Preferred Share Dividend Rate. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: December 12, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces Revised Series 3 Preferred Share Dividend Rate

On December 2, 2019 Husky Energy announced the fixed-rate quarterly dividend applicable to its Cumulative Redeemable Preferred Shares, Series 3 (Series 3 Shares) for the five-year period commencing December 31, 2019.

The fixed-rate dividend for the Series 3 Shares announced on December 2, 2019 was calculated on November 29, 2019 as 4.636%, representing the sum of the Canadian Government five-year bond yield of 1.506% plus 3.13%.

The new fixed-rate dividend for Series 3 Shares, based on a calculation as of December 2, 2019, is 4.689%, representing the sum of the Canadian Government five-year bond yield of 1.559% plus 3.13%.

The dividend rate applicable to the Cumulative Redeemable Preferred Shares, Series 4 for the three-month period commencing December 31, 2019 to, but excluding, March 31, 2020 remains unchanged at 4.782%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills as of December 2, 2019 of 1.652% plus 3.13%.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Media & Issues Specialist

403-298-7088